UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549



                    SCHEDULE 13G

      Under the Securities Exchange Act of 1934

                (Amendment No. ___)*

             Publicker Industries, Inc.
                  (Name of Issuer)

            Common Stock, $0.10 Par Value
            Title of Class of Securities

                      744635129
                   (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












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                    SCHEDULE 13G

CUSIP No. 744635129

1    Names of Reporting Persons or
     S.S. or I.R.S. Identification Nos. of Above Person

          Kirr, Marbach & Company LLC

2    Check the Appropriate Box             (a) [ ]
     if a Member of a Group                (b) [ ]

3    SEC Use Only

4    Citizenship or Place of Organization

          Indiana

NUMBER OF     5    Sole Voting Power
SHARES
BENEFICIALLY            1,938,600
OWNED BY
EACH          6    Shared Voting Power
REPORTING
PERSON WITH                 0

              7    Sole Dispositive Power

                        1,938,600

              8    Shared Dispositive Power

                            0

9    Aggregate Amount Beneficially Owned by Each
     Reporting Person

          1,938,600

10   Check Box if the Aggregate Amount in Row (9)
     Excludes Certain Shares

          Not Applicable

11   Percent of Class Represented by Amount in Row (9)

          12.57

12   Type of Reporting Person

          IA
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Item 1 (a)    Name of Issuer:

                   Publicker Industries, Inc.

Item 1 (b)    Address of Issuer's Principal Executive
              Offices:

                   1445 East Putnam Avenue
                   Old Greenwich, CT 06870

Item 2 (a)    Name of Person Filing:

                   Kirr, Marbach & Company LLC ("Kirr
                   Marbach"), a registered investment
                   adviser

Item 2 (b)    Address of Principal Business Office, or
              if none, Residence:

                   The business address of Kirr Marbach
                   is 621 Washington Street, Columbus,
                   IN 47201

Item 2 (c)    Citizenship:

                   Kirr Marbach is a limited liability
                   company organized under the laws of
                   the State of Indiana.

Item 2 (d)    Title of Class of Securities:

                   Common Stock, $0.10 Par Value (the
                   "Common Stock")

Item 2 (e)    CUSIP Number:

                   744635129

Item 3        If this statement is filed pursuant to
              Rules 13d-1(b) or 13d-2(b):

              A.   [ ]  Broker or Dealer registered
                        under Section 15 of the Act

              B.   [ ]  Bank as defined in section
                        3(a)(6) of the Act

              C.   [ ]  Insurance Company as defined in
                        section 3(a)(19) of the Act

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              D.   [ ]  Investment Company registered
                        under section 8 of the
                        Investment Company Act

              E.   [X]  Investment Adviser registered
                        under section 203 of the
                        Investment Advisers Act of 1940

              F.   [ ]  Employee Benefit Plan, Pension
                        Fund which is subject to the
                        provisions of the Employee
                        Retirement Income Security Act
                        of 1974 or Endowment Fund; see
                        section 240.13d-1(b)(1)(ii)(F)

              G.   [ ]  Parent Holding Company, in
                        accordance with section
                        240.13d-1(b)(ii)(G) (Note: See
                        Item 7)

              H.   [ ]  Group, in accordance with
                        section 240.13d-1(b)(1)(ii)(H)

Item 4    Ownership:

          Item 4 (a) Amount Beneficially Owned:

              1,938,600

          Item 4 (b) Percent of Class:

              12.57%


Item 4 (c)    Number of shares as to which such person
              has:

              (i)       sole power to vote or to direct
                        the vote:  1,938,600

              (ii)      shared power to vote or to
                        direct the vote:  None

              (iii)     sole power to dispose or to
                        direct the disposition of:
                        1,938,600

              (iv)      shared power to dispose or to
                        direct the disposition of:
                        None

Item 5    Ownership of Five Percent or less of a Class:

              Not Applicable.

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Item 6    Ownership of More than Five Percent on Behalf
          of Another Person:

              Kirr Marbach is a general partner of 621
              Partners, L.P., an Indiana limited
              partnership, which holds 250,000 shares
              of the Common Stock.  Effective January
              1, 1997, Kirr Marbach became a general
              partner of (a) R. Weil & Associates, a
              New York limited partnership, which holds
              1,197,900 shares of the Common Stock, and
              (b) Appleton Associates, a New York
              limited partnership, which holds 490,700 shares of the Common Stock.

Item 7    Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on by the Parent Holding Company:

              Not Applicable.

Item 8 Identification and Classification of Members of the Group:

              Not Applicable.

Item 9    Notice of Dissolution of Group:

              Not Applicable.
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Item 10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                      Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1997

                        KIRR MARBACH & COMPANY, LLC



                        By    /s/ Mickey Kim
                           ____________________

                                  Member
                           ____________________
                                  Title